CONSULTING AGREEMENT

This agreement is entered by and between Tensleep Financial Corporation, a Colorado corporation, herein called "Consultant", and EPIC Medicor Corporation, a Colorado corporation, herein called "Company".

CONSIDERATION

In consideration of the mutual promises of the parties hereto and the terms and conditions here after set forth, **IT IS AGREED**:

TERMS AND CONDITIONS

1. **Engagement**. The Company engages Consultant to provide it with financial, business and corporate development services as set forth in the EPIC Process. The consultant accepts and agrees to the engagement. The Consultant's representatives will perform those duties, and will also additionally render such other business and corporate development services and other unrelated services and duties as may be assigned to it from time to time by Company. A copy of the EPIC Process is attached hereto, marked Exhibit A and by reference made a part hereof.

2. **Best Efforts**. Consultant agrees that its representatives will always faithfully, industriously, and to the best of their representatives ability, experience, and talents, perform all of the duties that may be required of and from them pursuant to the express and implicit terms hereof, to the reasonable satisfaction of Company. Such duties will be rendered at such place or places as Company will in good faith require or as the interest, needs, business, or opportunity of Company will require.

3. **Term and Compensation**. The term of this agreement will be for a term of one year to commence on the date of this agreement and end on September 30 , 2017. The Company agrees to pay the Consultant a total of $250,000 payable within 30 day after the execution of this Agreement in cash or investment Units of the Qualified Regulation A Offering. The Consulting Fee of $250,000 represents compensation for the years October 1, 2015 through September 30, 2017.

4. **Arbitration of Disputes**. Any controversy arising from this agreement or its breach shall be determined by three arbitrators appointed as set out below:

(a) Within thirty (30) days after a notice by either party to the other requesting arbitration and stating the basis of the party's claim, one arbitrator shall be appointed by each party. Each party shall give notice of the appointment to the other when made.

(b) The two arbitrators shall immediately choose a third arbitrator to act with them.

The arbitration shall be conducted under rules and regulations of the American Arbitration Society.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement this 1 day of September, 2016, at Newport Beach, California.

Company: EPIC MEDICOR CORPORATION.

By: *Ronald S. Tucker*
       Ronald S. Tucker, CEO

CONSULTANT: TENSLEEP FINANCIAL CORPORATION

By: *Ronald S. Tucker*
       Ronald S. Tucker, President

EPIC PROCESS

The EPIC Process ("Process") provides value added turn-key solutions to the QPC enabling them to raise capital and provide its investors with an exit strategy.

The EPIC Process includes value added turn-key solutions that provide cross-over services of different disciplines that adds value to the QPC's business by reorganizing its financial statements, its corporate organization, its company organization, its capital structure, and its development of short and long term financial strategic and tactical plans.

The EPIC difference is its assumption of responsibility for effecting and managing the tactical financial plans as the QPC's financial consultant.

EPIC's value added services include the following cross-over disciplines:

- Business Consulting
- Accounting Consulting
- Cost Accounting Consulting
- Workout Consulting
- Consulting re Securities
- M & A Consulting
- Market Support re Securities
- Product Market Studies and analysis
- Director of Finance management services
- PR and IR services